SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: June 2007	Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of Registrant)

112 Fourth Avenue S.W.
P.O. Box 38
Calgary, Alberta
Canada  T2P 2V5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The exhibit filed on this Form 6-K is expressly incorporated by reference into this report and is hereby incorporated by reference as an exhibit to the registrant’s Registration Statement on Form F-9 (File No. 333-140797).

Exhibit	Description of Exhibit

99.1	Terms Agreement and Underwriting Agreement Standard Provisions, dated June 25, 2007, between Suncor Energy Inc. and the underwriters named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date: June 26, 2007	By:	/s/ Janice B. Odegaard
		Name:	Janice B. Odegaard
		Title:	Vice President, Associate General
Counsel and Corporate Secretary